Filed Pursuant to Rule 253(g)(2)
File No. 024-10927

FUNDRISE INCOME EREIT III, LLC

SUPPLEMENT NO. 13 DATED OCTOBER 22, 2019
TO THE OFFERING CIRCULAR DATED DECEMBER 21, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT III, LLC (“we”, “our” or “us”), dated December 21, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on February 13, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Senior Mortgage Loan – FTL Investment Group, LLC & 1500 Hi Point, LLC

On October 16, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Manager (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $6,650,000, (the “1500 FTL Senior Loan”). The Borrower is a tenancy in common formed by1500 Hi Point, LLC and FTL Investment Group, LLC, both California limited liability companies (“1500 FTL”). 1500 FTL used the loan proceeds to acquire approximately 27,000 square feet of land located at 1500 Hi Point Street, Los Angeles, CA 90019 (the “1500 FTL Property”). The 1500 FTL Property is composed of four parcels, all of which are unimproved. 1500 FTL intends to apply for permits for the construction of 58 apartment units on the site.

1500 FTL is managed by the principals of The Ketter Group and Trion Properties (the “Sponsors”). The principals of The Ketter Group have acquired, entitled and constructed approximately 60 projects valued at approximately $650 million. Trion Properties has completed approximately $300 million in transactions across approximately 2,500 multifamily units.

On the original closing date of the 1500 FTL Senior Loan, 1500 FTL was capitalized with approximately $1,692,000 of equity capital from the Sponsors.

The 1500 FTL Senior Loan bears an interest rate of 9.0% per annum to be paid current on a monthly basis through the maturity date, April 15, 2021 (the “1500 FTL Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the 1500 FTL Senior Loan amount, paid directly by 1500 FTL.

1500 FTL has the ability to extend the 1500 FTL Maturity Date for one, six-month period. To exercise the extension option, all interest must be paid and 1500 FTL will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 10.0%.

The Sponsors have provided customary springing and carve-out guarantees.

As of its closing date, the 1500 FTL Senior Loan’s loan-to-purchase-price ratio, or the LTPP ratio, was approximately 90.5%. The LTPP ratio is the amount of the 1500 FTL Senior Loan divided by the land purchase price. As of its closing date, the 1500 FTL Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 90.5%. The LTV ratio is the amount of the 1500 FTL  Senior Loan divided by the third-party appraised value of the 1500 FTL Property as of October 2019. There can be no assurance that such value is correct.

The 1500 FTL Property is located in the Mid-City neighborhood of Los Angeles, CA, approximately 9 miles west of Downtown Los Angeles. The 1500 FTL Property is within close proximity to parks, shops, restaurants and the employment centers in Culver City.

As the 1500 FTL Senior Loan was purchased from Fundrise Lending, the Independent Representative reviewed and approved of the transaction prior to its consummation.